

CROWDFUNDING OFFERING STATEMENT

June 2016



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VIGILANTE GAMING BAR, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.co and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Vigilante Gaming Bar, LLC, a Texas limited liability company (**"Vigilante"** or the "**Issuer**"). The Securities will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $150,000 and maximum of $200,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

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I.   SUMMARY OF OFFERING

The following is an executive summary of the Offering. This executive summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

Issuer	Vigilante Gaming Bar, LLC
Entity Type	Texas limited liability company
Date of Organization	07/14/2015
Principal Office	4102 Avenue H #A, Austin, TX 78751
Website (if any)	http://vigilantebar.com/
Type of Securities	Term Notes
Offering Amount	Minimum of $150,000 and maximum of $200,000
Offering Deadline	August 2, 2016
Key Personnel	Preston Swincher, Chief Executive Officer
	Philip "Flip" Kromer, President
	Zack Daschofsky, Director of Marketing
	Bios of key personnel provided below
Purpose of Offering	To help build a quality full-service bar & restaurant
Ownership Percentage Represented by Securities	0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualifed from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS

OVERVIEW

Vigilante will be a full-service bar and restaurant devoted to board gaming and nerd culture. We will be Austin's new, go-to spot for social gaming, from fun and hilarious party games to modern euro games. Our custom furniture and fixtures, gaming-tailored food and beverage menu, and extensive game library will have something for everyone.

Vigilante will be a sophisticated home away from home (with a far better beer selection) where people can return again and again to play their favorite games, hang out with friends and make new ones.

Our business choices have been guided by extensive online surveys via our web following. Our growing partnerships with local game retailers and designers have given us unique opportunities for marketing and product acquisition. Upon opening, we will be thrilled to provide our growing community with quality events (game of the week nights, playtesting nights, nerd trivia, social gamer happy hours) as well as a variety of whacky, fun social events (Bars Against Humanity, James Bond Themed Poker Nights, Murder Mysteries and more).

Vigilante has leased 3800 square feet at 7010 Easy Wind Drive. We are building this empty retail shell into a full service establishment, complete with bar, a 150 seat dining area, two private rooms and a full commercial kitchen. We anticipate hiring a minimum staff of 26 individuals with operating hours to be Monday to Sunday, 11am to 2am. Our goal is to generate 1600 covers a week at $20 per cover to generate $1.6 million a year in revenue.

BUSINESS MODEL

Vigilante will offer a quality, local craft beer selection, wine, gourmet sodas, and a hot food menu from our full kitchen. We will stock an extensive game library featuring nearly 150 titles, ranging from classic board games to modern euro games to contemporary party games.

Every detail of our establishment will be focused on integrating board game culture with bar culture. Our food menu converts classic bar dishes into manageable, easy-to-eat gamer food. For example, messy pub burgers become sliders and pizzas become miniature calzones. We will also carry quality snacking dishes like charcuterie boards.

Our game library has been reorganized and repackaged into custom boxes to ease setup and cleanup of games. Spend less time on logistics and more time playing! Our library will also be digitally organized via tablet menus so that you can easily be matched with the perfect game for your evening.

Our custom lighting fixtures are designed to fully light the surface of your table as you play while still maintaining an overall darker bar atmosphere.

Our custom gaming tables have roll-out cup and plate holders to maximize table space for games and minimize spills. Every seat has an "Accio Server" button so you can focus on your social gaming experience and talk with a server only when you're ready. Every table features a "Join Us" light, alerting other patrons that you're open to other players joining your table. Finally, each seat has a meepledrawer and card holder to help you organize your space while you play!

We will recognize revenue through the following sources:

- Alcohol Sales: Craft beers, ciders and meads from local Texas breweries on tap by the pint and pitcher, sold for $5 to $7 each, as well as a quality wine list by the glass or bottle, sold for $6 to $9 each.
- Food Sales: Bar snacks, charcuterie, quality sandwiches, sliders, wraps, and pizza, plated to be easily and cleanly eaten by our guests while they play, sold for $10-$12.
- Entertainment Rentals: Guests will pay a fee for unlimited access to our game collection for the night for $5/person.
- Membership Fees: Patrons may pay a monthly membership fee of various levels to enjoy perks such as discounted beverages, free game rentals, preferred reservation system, and priority invitations to our events. Basic memberships are priced at $14/month.

LOCATION ANALYSIS

Despite explosive growth nationally in the hobby gaming industry and game retailers, as well as an ever-expanding local Austin bar scene, there is no full-service bar experience for gamers in Austin, TX. Furthermore, while board game cafes have proliferated nationally, we have yet to find an extraordinary quality bar/restaurant experience. We are a novel approach to an emerging market.

Austin is the perfect starting location for this concept. The city has a large population of young professionals constantly seeking new and extraordinary experiences. Austinites are open to the nerdy and fun, having driven the success of businesses like The Alamo Drafthouse, escape rooms, Pinballz and the Kung Fu Saloon. With over 600,000 people aged 25-50 within a 15-minute drive of our location, we estimate that capturing only 2.5% of this age group will give us the exposure we need to build a community of ~2,200 regulars.

Vigilante will be located at 7010 Easy Wind Drive in Austin, Texas. Forbes has ranked Austin as the #1 fastest growing city in the nation for the fourth straight year, and the #1 "City to Watch." Vigilante's site falls in a territory we have affectionately dubbed "The Nerd Hub." "The Nerd Hub" is an area along the Burnet Corridor, North of 35th Street and South of Route 183, containing numerous bastions of nerd culture in Austin. Among them are The Dragon's Lair, The Emerald Tavern, Great Hall Games, Capstone Comics and Pinballz Arcade. Patrons of these establishments will be equally interested in spending time at Vigilante, just a short distance away.

Vigilante will convert visitors to regulars by directly addressing the wants and needs of our customers. We have gathered over 700 survey responses directly from our online followers, detailing their ideal visions of Vigilante's location, features, menu, furniture selection and game library. We aren't building a venue and hoping people come - we are tailoring an experience to our patrons' needs. We want all our patrons to view us as the new home for their weekly/monthly game night.

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EXISTING SECURITIES

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Interests *("Equity Interests")*	5,000,000	5,000,000	One vote per unit in accordance with the limited liability company agreement (the "*LLC Agreement*") of the Issuer	Right of first refusal with respect to any proposed transfer of any membership interests in accordance with the LLC Agreement

The three Key Persons' ownership of Interests are as follows:

- Philip Kromer: 2,153,750 units
- Preston Swincher: 2,103,750 units
- Zack Daschofsky: 742,500 units

Previous Exempt Offerings

The Issuer is in the process of raising additional equity in the form of Series AA Units ("*Preferred Equity Interests*") relying on Regulation D. No such securities have been sold as of the date of this Disclosure. The proceeds from such fundraise will also be used to build out the restaurant and bar.

Note: The securities identified herein, Equity Interests and Preferred Equity Interests of the Issuer, are distinct from the Securities offered to investors through the Offering. While the holders of Equity Interest or Preferred Equity Interests may amend the LLC Agreement by majority vote, the Securities are debt securities and their terms, governed solely by the NPA and the accompanying Notes, will not be materially limited, diluted or qualified by the rights of the holders of Equity Interests or Preferred Equity Interests identified above.

MATERIAL TERMS OF ANY INDEBTEDNESS:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Philip Kromer	$150,000	4.0%	November 31, 2019*	Convertible note

* The indebtedness under this convertible note will be subordinated to the amounts owed to investors purchasing Securities. This means that, despite the referenced maturity date, such investors have the right to be paid in full before the principal under this convertible note can be paid.

III.   HISTORY OF OPERATIONS

July 2015
The Vigilante team formally assembles

August 2015
Vigilante attends board game bash and launches its online social media, gathering its first 250 survey respondents and 600 Facebook likes

September 2015
Vigilante's Facebook page achieves over 2,000 likes

December 2015
Vigilante signs its lease at Midtown Commons, hires Ben May to design and build our establishment Vigilante announces its partnership with Dragon's Lair Austin

February 2016
Austin Eater hears about Vigilante online and publishes an article that garners us exposure to over 23,000 Facebook users

March 2016
Vigilante successfully concludes its Kickstarter, raising over $39,000 in 30 days

May 2016
Vigilante hosts its first game night at Dragon's Lair and successfully playtests "Bars Against Humanity" to high praise after a fun and irreverent evening

IV.   KEY PERSONS

OFFICERS OF THE ISSUER

Preston Swincher

Chief Executive Officer*, July 2015 - Present*

Preston Swincher is the CEO and Founding Visionary of Vigilante. His obsessive attention to detail, deep commitment to the patron experience and passion for hospitality and gaming have defined and guided the Vigilante vision.

Mr. Swincher graduated from Texas Christian University with a BBA in Entrepreneurial Management and a BFA in theatre. He was one of the inaugural Front of House Managers for the award winning AT&T Performing Arts Center in Dallas, Texas, a $350 million dollar multi venue facility. He helped design the customer service policies and procedures of the center, created the arts center Docent Program, hired and trained over 40 part-time employees and 5000 volunteers, managed Front of House operations for a 2200 seat opera house and 600 seat theatre, and transformed stressful customer service situations into positive, memorable experiences for million dollar donors.

For the past four years Mr. Swincher has worked across the country as an independent professional keynote speaker and consultant on Generations Y employees and markets. His invaluable insight into consumer thought processes and the desires of young employees has improved hundreds of businesses and organizations across dozens of industries.

Mr. Swincher now passionately seeks to redefine how patrons socialize over food, drink and games. He coordinates Vigilante's design/build, originates customer policies and procedures, is the face for Vigilante's social media outreach and drives the crucial community partnerships needed for Vigilante's success.

Philip "Flip" Kromer

Keeper of the Games*, July 2015 - Present*

As President, Philip "Flip" Kromer leverages his professional background to provide invaluable insight into startup operations, fundraising, and investor relations. He is also designing the ingenious custom fixtures and furniture of Vigilante, elevating our patron's experience through novel electronics, programs, and mechanical designs. Driven by a vision for practical magic on the restaurant floor, his work enables Vigilante to fully integrate gaming culture with bar culture.

Mr. Kromer has a background in building tools that unify, visualize and explore rich data. Mr. Kromer previously founded infochimps.com, the leading big data platform in the cloud. An accomplished data scientist, he is the author of "Big Data for Chimps" and has spoken at South by Southwest, Hadoop World, Strata, NIST and CloudCon, and contributed a case study chapter to "Hadoop: The Definitive Guide."

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Mr. Kromer's business experience in the last three years includes:

- **Computer Sciences Corporation**, Austin, TX
  Senior Principal Technical Architect, 2013-2015

- **InfoChimps**, Austin, TX
  Cofounder & Chief Technology Officer, 2009-2013

Zack Daschofsky

Director of Marketing*, July 2015 - Present*

Zack Daschofsky is the mind behind Vigilante's marketing and branding strategy, and oversees the social and online promotion of the business, building a local, excited and active fan base for a bar that has yet to pour its first beer.

Mr. Daschofsky holds a Bachelor of Science from the University of Texas' prestigious Public Relations/ Business Foundations Program, and has years of experience in the worlds of PR and marketing, where he's worked for Phillips & Company, AMD and One Source Networks. His current 9-5 is at Chaotic Moon Studios (part of Accenture Interactive) in Austin, Texas, where he serves as Marketing Manager for the marketing and R&D department and focuses on digital marketing operations, including website management, video and content creation, inbound lead nurturing, drip marketing and email campaigns, digital advertising, event management, sales collateral and more.

Besides the experience and technical know-how, Daschofsky--as an excellent communicator, true people person and self-proclaimed "nerd" --brings a knowledge and understanding of Vigilante's target customers and a demonstrable ability to relate and appeal to an audience and community that he, himself, is a proud part of. This, combined with his excitement for the business and true passion for gaming, makes him the perfect pointman for spreading the Vigilante gospel and sharing the brand with Austin and, eventually, the world.

Mr. Daschofsky's business experience in the last three years includes:

- **Accenture, LLP**, Austin, TX
  Senior Marketing Specialist, February 2014-Present

- **One Source Networks**, Austin, TX
  Senior Marketing Specialist, December 2011-November 2014

V.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$150,000	$200,000
Less: Offering Expenses[1]	Up to $15,000	Up to $20,000
Net Proceeds	At least $135,000	At least $180,000
Use of Net Proceeds	Proceeds will be used to help build the empty retail space into the quality full-service bar & restaurant our patrons demand. The build plan includes: ● Tearing up & repouring concrete to lay plumbing, waste lines, grease trap and electric lines ● Basic framing, wall construction and other general conditions ● Mechanical and electrical installation: HVAC, wiring, walk in cooler, kitchen hood, draft beer system, security and A/V	Proceeds raised in excess of the target offering amount will be used for architectural detailing: ● Brick veneer and wood paneling throughout the space ● Custom game library shelving ● Concrete seal throughout ● Decorative black piping ● Bar construction and decor

The Issuer anticipates that the total cost of the project will be approximately $1,000,000. The Issuer is seeking to crowdfund an amount between the minimum of $150,000 and maximum of $200,000 through the Offering to finance the build-out of the restaurant. If the Issuer is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Company to cover the remaining balance of the project cost.

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[1] NextSeed charges 10% of the tota offer ng amount as compensat on for ts serv ces prov ded n connect on w th the Offer ng; prov ded that NextSeed w on y charge 5% of the amount ra sed from nvestors that were ntroduced to the NextSeed webs te by the ssuer

VI.   DESCRIPTION OF SECURITIES

NOTE PURCHASE AGREEMENT (NPA)

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. The NPA is an agreement among the investors and the Issuer, under which each investor agrees to purchase a note ("**Note**") from the Issuer pursuant to the specified terms therein. By investing in the Notes, **investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer**. Payments to investors will commence after August 31, 2016.

SUMMARY OF TERMS

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

Issuer	
Offering Amount	Minimum of $150,000 and maximum of $200,000
Offering Period	60 days, until 11:59 PM of August 2, 2016
Minimum Investment	$500
Closing and Escrow Process	48 hours before the end of the Offering Period, investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal. If the Offering Amount is not raised by the end of the Offering Period, all committed funds will be returned to the investors.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. NextSeed will notify investors if the target Offering Amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period, the funds will be released to the Issuer upon the Closing and the investor will

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

	receive Securities in exchange for his or her investment. If there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Interest Rate	18% per annum, accrued monthly
Term	42 months
Payment	The Issuer will make monthly payments of principal and interest during the term.
Maturity	At the end of the term, the Issuer is required to pay the outstanding principal and accrued and unpaid interest.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[2] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	GoldStar Trust Company, a trust only branch of Happy State Bank.
NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the

[2] The term "accred ted nvestor" means any person who comes w th n any of the categor es set forth n Ru e 501(a) of Regu at on D, or who the se er reasonab y be eves comes w th n any of such categor es, at the t me of the sa e of the secur t es to that person

The term "member of the fam y of the purchaser or the equ va ent" nc udes a ch d, stepch d, grandch d, parent, stepparent, grandparent, spouse or spousa equ va ent, s b ng, mother n aw, father n aw, son n aw, daughter n aw, brother n aw, or s ster n aw of the purchaser, and nc udes adopt ve re at onsh ps The term "spousa equ va ent" means a cohab tant occupy ng a re at onsh p genera y equ va ent to that of a spouse

	Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.
Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
Tax Considerations	The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section IX for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

VII. FINANCIAL STATEMENTS

Since the Issuer was formed recently (July 2015), the Issuer's current financial statements only reflect the startup costs incurred thus far and the equity contributions made by the members of the Issuer to date.

CURRENT FINANCIAL STATEMENTS[3]

VIGILANTE GAMING BAR, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2015
(unaudited)

Assets:		
Current assets		
Cash	$	129,919
Other current assets		7,269
Current assets		137,188
Other assets		12,486
Total assets	$	149,674
Liabilities and Members' Deficit:		
Related party advances	$	12,522
Current liabilities		12,522
Related party convertible notes payable		150,000
Total liabilities		162,522
Commitments and contingencies		-
Members' Deficit:		
Member Units, no stated amount authorized;		
5,000,000 issued and outstanding		-
Accumulated deficit		(12,848)
Total members' deficit		(12,848)
Total liabilities and members' deficit	$	149,674

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[3] P ease see the Append x A of th s document for the fu rev ew repo t by the ssue 's accountant

VIGILANTE GAMING BAR, LLC
STATEMENT OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2015
(unaudited)

Revenues	$	-
Cost of revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		7,244
Sales and marketing		5,604
Total operating expenses		12,848
Operating loss		(12,848)
Provision for income taxes		-
Net loss	$	(12,848)
Beginning balance - July 14, 2015		-
Accumulated deficit at December 31, 2015	$	(12,848)

PRO FORMA FINANCIAL STATEMENT

To illustrate the earning potential of Vigilante, the Issuer is providing a summary of its 4-year financial forecast on the following page. The forecast has been developed by the Issuer using reasonable best efforts based on local operating statistics of comparable companies in the food and beverage services sectors. The key revenue drivers and other operating assumptions have been benchmarked against local industry standards and reflect the ongoing growth prospect and cost of doing business in Austin.

Vigilante Gaming Bar - Austin
Pro Forma Financial Statement

Revenue	Year 1	Year 2	Year 3	Year 4
F&B Revenue	1,080,050	1,364,011	1,461,067	1,525,661
Product, Private Event and Membership Sales	195,675	247,121	264,705	274,173
Total Revenue	**1,275,726**	**1,611,132**	**1,725,772**	**1,799,834**
Cost of Goods and Services (COGS)				
F&B COGS	224,258	283,218	303,371	316,783
Product, Private Event and Membership COGs	392	495	531	554
Total COGs	**224,650**	**283,714**	**303,901**	**317,337**
Gross Profit	**1,051,076**	**1,327,418**	**1,421,870**	**1,482,497**
% Margin	*82.4%*	*82.4%*	*82.4%*	*82.4%*
Labor Costs	**573,325**	**573,325**	**573,325**	**573,325**
Total Prime Cost	**797,975**	**857,038**	**877,226**	**890,661**
Prime Cost % of Sales	*62.6%*	*53.2%*	*50.8%*	*49.5%*
Operating Expenses	**292,684**	**292,684**	**292,684**	**292,684**
General Operations	233,877	233,877	233,877	233,877
Administration Expenses	21,458	21,458	21,458	21,458
Utilities	34,549	34,549	34,549	34,549
Repairs and Maintenance	2,800	2,800	2,800	2,800
Marketing Expenses	**35,129**	**35,129**	**35,129**	**35,129**
Events	18,200	18,200	18,200	18,200
Music	325	325	325	325
Advertsing	14,300	14,300	14,300	14,300
Promotions	2,304	2,304	2,304	2,304
Occupancy Costs	**122,354**	**124,250**	**125,968**	**127,864**
Rent	87,216	89,112	91,008	92,904
NNN (Taxes, Insurance and Maintenance)	35,138	35,138	34,960	34,960
EBITDA	**27,584**	**302,030**	**394,764**	**453,495**
% Margin	*2.16%*	*18.75%*	*22.87%*	*25.20%*
Beginning Cash Balance[1]	250,000	372,823	770,093	1,260,096
EBITDA	27,584	302,030	394,764	453,495
Cash Available for Debt Service	**277,584**	**674,853**	**1,164,857**	**1,713,591**
NextSeed Term Loan Debt Service[2]	(77,434)	(77,434)	(77,434)	(38,717)
Founders Loan Debt Service (Principal & Interest)	(17,805)	(17,805)	(17,805)	(17,805)
Ending Cash Balance	**372,823**	**770,093**	**1,260,096**	**1,770,114**

[1] Founders will allocate $250,000 to working capital reserve at the start of Year 1 operations.

[2] Assumes a NextSeed debt amount of $200,000.

VIII.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Administrative Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the ability to continue increasing our customer base, as well as retaining existing customers.

Industry Risks

The bars and restaurants industry is viewed as a high risk industry. Fads in decor, food, alcohol and social environments often dictate the current market. Furthermore, food and beverage expertise is often emphasized over crucial marketing expertise to bring a concept to success. In addition, the Issuer will face significant competition from other restaurants, bars and lounges, which could adversely affect business and financial performance. The Issuer will compete with other independently owned restaurants, bars and lounges, and chain restaurants, bars and lounges for guests, restaurant locations, experienced management and staff. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The restaurant industry in Austin area is highly competitive in terms of type and quality of food, quality of service, restaurant location, atmosphere and price.

Vigilante will diligently pursue an up-to-date menu and beverage selection to stay relevant. To help maintain an exciting game library, the Issuer will leverage its partnership with Dragon's Lair (Austin's largest board game retailer) and its membership surveys to continually expand its collection into newly popular games. Finally, Vigilante's cofounders include a marketing expert who has already succeeded in generating and leveraging a phenomenal following for Vigilante long before opening. However, there is no guarantee that this following will translate to the success of Vigilante or its menu and beverage selection will be received favorably.

Finally, high product standards and cleanliness are crucial to the Issuer's success. While Vigilante team commits in training a disciplined staff with fastidious attention to detail, any lapse in the quality of products or cleanliness may negatively impact the growth of the Issuer.

Competition Risks

The market for bars and restaurants is competitive and the Issuer must compete with other established bars and restaurants. The Issuer competes with these other businesses on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall customer experience. Currently there are no other bars or restaurants focused on a board game theme in the Austin area, but the entrance of new competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, have been in business for a longer period of time or have greater name. Any inability to compete successfully with other restaurants and bars, shifts in consumer preferences away from board games or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Business Risks

The Issuer's success depends, in part, upon the popularity of their products and the customer's experience. The Issuer intends to reinforce and extend positive brand perception. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of competing restaurants, bars or lounges, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing guest preferences could make the Issuer's business less appealing and adversely affect business.

In addition, cost control is crucial to the success of any restaurant. To maintain a clear awareness of the state of its business, the Issuer has partnered with Restaurant Solutions Incorporated to help track costs at the ingredient level, who can help monitor the margins of its product offering with their industry expertise and software. The Issuer will be diligently monitoring the success of its products and will be unafraid to shift our offerings to more advantageous positions. Any failure by the Issuer to respond effectively may have a negative impact on its growth.

Furthermore, Vigilante is aware that its custom furniture and fixtures, designed in house, must be carefully maintained to assure the quality of our environment. The Issuer will be diligently checking on the state of repair for all of its custom elements to assure a consistent patron experience. Any delay or failure in maintaining the quality of its custom elements may negatively impact the Issuer.

Reputational Risks

Adverse publicity concerning the quality of the food and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Cyclical Risks

The restaurant industry in Austin generally faces a slump during the summer months, when schools are not in session. This cyclical downturn may have a negative impact on the Issuer's business. Nonetheless, Vigilante anticipates a mitigated impact from a restaurant industry summer slump. The average age of the Issuer's target audience is 25-40 according to online surveys, putting the Issuer relatively outside the influence of schools. Furthermore, the Issuer's ability to generate event content will help sustain interest throughout the summer. Finally, as a board game centric establishment, the Issuer is not dependent on favorably cool Texas weather for patio activity or for people who are primarily active in cool weather; the target audience is largely people who enjoy being indoors. Regardless, there is no guarantee that the cyclical downturn during summer months in Austin area will not impact the Issuer's business.

Personnel Risks

The Issuer's management team is crucial to its success. Mr. Swincher has a proven track record of excellence in dealing with employees, stressful customer service situations, and designing service processes. The Issuer is also aware that it is crucial to hire the right manager to run the establishment. The Issuer is tapping our connections within the restaurant industry to find a strong, reliable match to round out the team; however, there can be no assurance that the Issuer will be able to find the right hire.

If any of the management team are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Finally, the staff must be welcoming and encouraging of people and their varied, nerdy hobbies. Board games, tabletop role playing games, party games, and watching nerdy movies and TV shows are all activities that are often enjoyed at home. The staff must get patrons excited and make them feel safe while partaking in their inner nerd in a public space. While the Issuer plans to train its staff to act accordingly, there is no assurance that they will be able to attract patrons in this manner.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees, including restaurant managers and chefs. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of its menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue and product. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain food items are perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Operational Risks

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

The Issuer has entered a long-term lease. If the business closes or does not open, the Issuer would generally remain committed to perform its obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. The obligation to continue making rental payments and fulfilling other lease obligations under the leases for a closed or unopened venue could have a material adverse effect on the business.

The Issuer is planning to open in Austin. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Landlord Risks

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Food Safety Risks

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

Alcohol Sale Risks

The Issuer is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact the Issuer's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Issuer's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Issuer's menu offerings, or laws and regulations requiring the Issuer to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Issuer's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Issuer to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Issuer's ability to operate. The Issuer cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Issuer's results of operations and financial position.

Legal Risks

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither the Issuer nor NextSeed guarantees loan payment or investor returns.

IX.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

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(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Philip Kromer	President	Convertible note to the Issuer	$150,000

CERTAIN TAX CONSIDERATIONS

The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

OTHER MATTERS

NextSeed Assessment

Every offering on the Portal undergoes a standardized risk assessment by NextSeed that is applied on all businesses listing on NextSeed. The risk assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the loan terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

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- **Historical Financial Performance**   comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Loan Terms**   analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information**   credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability**   the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk**   overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final loan terms offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investors should consider their own financial advisors for risk assessment and projected investment returns.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review its TLA, which specifies the terms of investment in the Securities.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://vigilantebar.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS WITH REVIEW REPORT

VIGILANTE GAMING BAR, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
DECEMBER 31, 2015

Together with
Independent Accountants' Review Report

dbb_mckennon_

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Vigilante Gaming Bar, LLC
Index to Financial Statements
(unaudited)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Vigilante Gaming Bar, LLC
Austin, Texas

We have reviewed the accompanying financial statements of Vigilante Gaming Bar, LLC, a Texas Limited Liability Company, which comprise the balance sheet as of December 31, 2015, and the related statements of operations and members' deficit, and of cash flows for the period from July 14, 2015 ("Inception") to December 31, 2015. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

May 31, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

VIGILANTE GAMING BAR, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2015
(unaudited)

Assets:		
Current assets		
Cash	$	129,919
Other current assets		7,269
Current assets		137,188
Other assets		12,486
Total assets	$	149,674
Liabilities and Members' Deficit:		
Related party advances	$	12,522
Current liabilities		12,522
Related party convertible notes payable		150,000
Total liabilities		162,522
Commitments and contingencies		-
Members' Deficit:		
Member Units, no stated amount authorized;		
5,000,000 issued and outstanding		-
Accumulated deficit		(12,848)
Total members' deficit		(12,848)
Total liabilities and members' deficit	$	149,674

VIGILANTE GAMING BAR, LLC
STATEMENT OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2015
(unaudited)

Revenues	$	-
Cost of revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		7,244
Sales and marketing		5,604
Total operating expenses		12,848
Operating loss		(12,848)
Provision for income taxes		-
Net loss	$	(12,848)
Beginning balance - July 14, 2015		-
Accumulated deficit at December 31, 2015	$	(12,848)

See accompanying accountants' review report and notes to financial statements.

3

VIGILANTE GAMING BAR, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2015
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(12,848)
Changes in operating assets and liabilities:		
Other current assets		(7,269)
Net cash used in operating activities		(20,117)

CASH FLOWS FROM INVESTING ACTIVITIES:

Other assets		(12,486)
Net cash used in investing activities		(12,486)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from related party convertible notes payable		150,000
Proceeds from related party advances		23,149
Repayment of related party advances		(10,627)
Net cash provided by financing activities		162,522
Increase in cash and cash equivalents		129,919
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	129,919
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying accountants' review report and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Vigilante Gaming Bar, LLC was incorporated on July 14, 2015 ("Inception") in the State of Texas. The Company's headquarters are located in Austin, TX 78751. The financial statements of Vigilante Gaming Bar, LLC (which may be referred to as "Vigilante," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company will be a full-service bar and restaurant devoted to board gaming and nerd culture. We will be Austin's new, go-to spot for social gaming, from fun and hilarious party games to modern euro games. Our custom furniture and fixture, food and beverage tailored to gaming and our extensive game library will have something for everyone.

Management's Plans
We will rely heavily on debt and equity financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, and additional debt (including an LLC member loan) and/or equity financings (through a private offering). If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, related party advances, and related party convertible notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: availability of affordable lease space, local competition, consumer demand for gaming bars, changes to the types of games consumers want to play, and technological changes in our industry. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, or changes government policy could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition
The Company will recognize revenues from the following sources: (1) alcohol and food sales; (2) entertainment rentals; (3) membership fees; and (4) other revenues that are ancillary to our operations. Revenue will be recognized from these revenue sources when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Generally, all other revenues will be recognized when the services have been rendered.

Income Taxes
The Company is taxed as Limited Liability Company ("LLC"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Corporation will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for us beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Founder Convertible Note
On November 23, 2015, to fund operations, the Company entered into a convertible promissory note (the "Note") in favor of one of the founding members, Philip Kromer, in the initial principal amount of $150,000. The Note bears interest at a rate equal to 4% per annum with the final maturity date with principal and interest payable on November 23, 2018. The Note is unsecured and convertible into membership units at 80% of the lowest price per share/unit sold within a qualified and/or non-qualified financing. The note is contingently convertible upon the following transactions: i) Qualified Financing - the Note automatically converts upon the sale of membership units in which raises gross proceeds of at least $250,000; ii) Non-Qualified Financing - the Note at the option of the holder can be converted anytime the Company issues or sells equity securities; iii) Maturity - the Note automatically converts upon maturity. Since the Note is contingently convertible and at the date of issuance a conversion price cannot be determined, a beneficial conversion feature was not recorded. The Company is expected to record a beneficial conversion feature once a conversion price can be determined.

Related Party Advances
From time to time two members advanced the Company monies for operations. The advances do not incur interest and are due on demand. As of December 31, 2015, amounts due to these members for the advances were $12,522.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Facility Lease
Effective January 1, 2016, the Company entered into a lease (the "Lease") with a third party for the premises of our intended operations. The Lease will commence in August 2016 and is for 86 months (expiring September 30, 2023) with lease payments of $0 for the first two months, $7,268 per month for months three (3) to 14, with a 2% increase every subsequent 12-month period until month 51. The lease payments will be $7,900 per month for months 51 to 86. The lease is guaranteed by a member of the Company. Additionally, the Company will receive a leasehold improvement allowance of $151,680. The Company will record rent expense under the lease using the straight line method. As of December 31, 2015, the Company paid a deposit of $10,000 and the first months of rent of $7,269.

NOTE 5 – MEMBERS' DEFICIT

LLC Units
The founding members were issued membership interests in the following amounts: Philip Kromer (2,153,750 units); Preston Swincher (2,103,750 units); and Zack Daschofsky (742,500 units). As of December 31, 2015, there are 5,000,000 units of membership interests issued and outstanding.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to December 31, 2015, the Company received approximately $39,000 in gross proceeds from a rewards based crowdfunding campaign.

The Company has evaluated subsequent events that occurred after December 31, 2015 through May 31, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time, other than disclosed above and in Note 4, that would have a material effect on these financial statements.



